EXHIBIT 99.1

NewsRelease

TransCanada Highlights Reasons to Approve Keystone XL

WASHINGTON, D.C. – November 18, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) President and CEO Russ Girling today provided a comment in advance of the debate and vote on U.S. Senate bill 2280.

“I was very pleased to see another vote in the House of Representatives in favor of Keystone XL, a vote that demonstrates such broad bi-partisan support for the project.  The majority of the U.S. Congress, in keeping with public opinion surveys, wants to see the Keystone gridlock come to an end so thousands of Americans can go to work building the final stage of one of the largest infrastructure projects on the books right now in the U.S.

This past week, two more polls were released that show two thirds of Americans continue to support the project and the jobs and energy security Keystone XL will provide.  This builds on 25 previous polls since 2011 that found a similar level of support.

Last week, I was surprised to read some of the remarks that were made in relation to the value of the Keystone XL pipeline to the American people. That value is as strong today as when we first filed for a cross border permit in 2008.

The U.S. Department of State’s Final Supplemental Environmental Impact Statement (FSEIS) concluded that Keystone XL would create 42,000 direct and indirect jobs and $3.4 billion in U.S. GDP.   Also, 17 of the 29 counties that Keystone XL moves through will see their property taxes increase by more than 10 per cent.

We put 9,000 Americans to work building the first two phases of the pipeline back in 2009/2010.  We hired another 5,000 to build the southern leg of the project two years ago, and we want to put 9,000 more Americans to work to finish what we started.

This project is truly in the national interest of America.

It is disappointing that since 2008, almost 10,000 miles of oil pipelines have been constructed in the United States – the equivalent of eight Keystone XL pipelines - and yet our project sits idle, all while the U.S. continues to import over seven million barrels of oil from unstable countries that do not share American values.  It makes no sense to receive oil from the Middle East and Venezuela and not from a friendly neighbor in Canada.

Also last week, comments were made that Keystone XL is an export pipeline. This statement is factually incorrect. Keystone XL will carry oil from both Canada and the U.S. – a receipt point at Baker, Montana is an important part of the project that will allow Bakken oil to be delivered to U.S. refineries.  In fact, American-produced oil is already making its way to Gulf Coast refineries through the southern leg of Keystone.

Valero, the largest refiner in the United States, said last week the company does not plan to export any of the crude it has contracted to transport through the Keystone XL pipeline.  They said they intend to process that crude and turn it into products at its refineries on the Gulf Coast to be used by Americans - gasoline, diesel, aviation fuels and many other products.

After 2,200 days and five environmental reviews totaling 17,000 pages it is time to move this project forward as it has passed the environmental GHG test.  All reviews concluded Keystone XL would have minimal impact on the environment.  The scientific conclusions are clear – more delays will not change that.

The regulatory process itself has been hijacked by those who believe if they can delay or prevent the Keystone XL pipeline, oil production and refining will be controlled and global GHG emissions will be reduced.

This is a naïve, inaccurate and unrealistic conclusion.  The Department of State’s FSEIS concluded denial of Keystone XL would not impact the amount of oil produced or refined in North America and they are right.

Since 2008, while the Keystone XL decision has been delayed, Canadian oil production has increased by one million barrels per day and U.S production has grown by 1.5 million barrels per day or two and half times the capacity of Keystone XL.

Unfortunately, the real consequences of delay are no jobs, increased rail transport, increased GHG emissions, greater public and environmental risk, and decreased U.S. energy security.  This does not make rational sense.

Our opponents appear to be content for purely symbolic reasons to be killing American jobs, forcing more oil deliveries by rail, driving up GHGs and ensuring the U.S. continues to rely on oil from overseas.

Keystone XL is an $8 billion, privately funded project that improves American energy security, minimizes the environmental and safety impacts of moving that oil to U.S. refineries and continues to have the support of a strong majority of Americans. They understand the benefits of the project and I believe support the energy security and jobs Keystone XL will provide.

Let’s break the gridlock, approve Keystone XL and unlock its benefits for America.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or follow us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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